SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

.    Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

Prudential plc

Notice of Annual General Meeting 2013

This document is important and requires your immediate attention.

If you are in any doubt as to any aspect of the proposals referred to in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser.

If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company.

The directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(HK Stock Code: 2378; SGX stock code: K6S)

2

Prudential plc

12 Arthur Street

London EC4R 9AQ

11 April 2013

Dear Shareholder

Annual General Meeting of Prudential plc

I am pleased to write to you with details of this year’s Annual General Meeting, which is to be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE at 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 16 May 2013. The formal Notice of Meeting is set out on pages 3 to 5 with explanatory notes on pages 6 to 9.

This circular is being sent to shareholders, whether registered on the UK register, the Irish or Hong Kong branch registers, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited (CDP) in Singapore.

Whether or not you propose to attend the Meeting, please complete the enclosed Form of Proxy in accordance with the instructions printed on the form and return it to the appropriate registrar or, for holders of a CDP securities account, to CDP in the pre-paid envelope enclosed. The Form of Proxy must be received no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 14 May 2013 or, for persons holding an interest in shares through CDP, by 5.00pm Singapore time on Wednesday 8 May 2013. Detailed instructions for completing and returning the Form of Proxy can be found in the notes on pages 10 and 11.

As in previous years, we will call a poll on each resolution at the Meeting. This will ensure that we are able to engage with a greater number of shareholders by including the votes cast by shareholders who are not able to attend the Meeting in person.

Should you wish to view the 2012 Annual Report online it is available on the Company’s website www.prudential.co.uk.

Recommendation

The directors consider that all the resolutions to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all the proposed resolutions. The directors intend to vote, in respect of their own beneficial holdings, in favour of all the proposed resolutions with the exception of resolution 22 where, in accordance with Rule 7.19(6) of the Hong Kong Listing Rules, the directors (excluding the independent non-executive directors) and their associates will abstain from voting for the reasons set out on page 7 of this document.

Yours sincerely

Paul Manduca

Chairman

Prudential plc, Laurence Pountney Hill, London EC4R 0HH.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Notice of Annual General Meeting 2013        3

Notice of Annual General Meeting 2013

Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169) gives notice that the Annual General Meeting (the Meeting) of the Company for the year 2013 will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE at 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 16 May 2013 for the transaction of the following business.

Shareholders will be asked to consider and pass the following resolutions. Resolutions 1 to 25 (inclusive) will be proposed as ordinary resolutions; resolutions 26 to 28 (inclusive) will be proposed as special resolutions. This means that for each of the resolutions to be passed as ordinary resolutions more than half of the votes cast must be in favour of the resolution. For each of the resolutions to be passed as special resolutions at least three-quarters of the votes cast must be in favour of the resolution.

The Meeting will consider and, if thought fit, pass the following resolutions as ordinary resolutions:

1	TO receive and consider the Directors’ Report and the Financial Statements for the year ended 31 December 2012 with the related Auditor’s Report;

2	TO approve the Directors’ Remuneration Report for the year ended 31 December 2012;

3	TO declare a final dividend of 20.79 pence per ordinary share of the Company for the year ended 31 December 2012, which shall be payable on 23 May 2013 to shareholders who were on the register of members at the close of business on 2 April 2013;

4	TO elect Mr Philip Remnant as a director;

5	TO re-elect Sir Howard Davies as a director;

6	TO re-elect Mr Robert Devey as a director;

7	TO re-elect Mr John Foley as a director;

8	TO re-elect Mr Michael Garrett as a director;

9	TO re-elect Ms Ann Godbehere as a director;

10	TO re-elect Mr Alexander Johnston as a director;

11	TO re-elect Mr Paul Manduca as a director;

12	TO re-elect Mr Michael McLintock as a director;

13	TO re-elect Mr Kaikhushru Nargolwala as a director;

14	TO re-elect Mr Nicolaos Nicandrou as a director;

15	TO re-elect Mr Barry Stowe as a director;

16	TO re-elect Mr Tidjane Thiam as a director;

17	TO re-elect Lord Turnbull as a director;

18	TO re-elect Mr Michael Wells as a director;

19	TO re-appoint KPMG Audit Plc as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid;

20	TO authorise the directors to determine the amount of the auditor’s remuneration;

4        Notice of Annual General Meeting 2013

Notice of Annual General Meeting 2013 continued

Political donations

21	THAT the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby generally and unconditionally authorised for the purposes of sections 366 and 367 of the Companies Act 2006 (the 2006 Act) to make donations to political organisations other than political parties and to incur political expenditure (as such terms are defined in sections 363 to 365 of the 2006 Act) up to a maximum aggregate sum of £50,000, as follows:

(a) such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the Annual General Meeting to be held in 2014; and

(b) the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations other than political parties and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired;

Renewal of authority to allot ordinary shares

22	THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be renewed in respect of equity securities (as defined in section 560(1) of the 2006 Act) for a period expiring at the earlier of 30 June 2014 and the conclusion of the Annual General Meeting of the Company to be held in 2014 and for a maximum aggregate nominal amount of:

(A) £25,592,184 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (B) or (C) so that in total no more than £42,653,640 can be allotted under paragraphs (A) and (B) and no more than £85,307,280 can be allotted under paragraphs (A), (B) and (C));

(B) £42,653,640 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (A) or (C) so that in total no more than £42,653,640 can be allotted under paragraphs (A) and (B) and no more than £85,307,280 can be allotted under paragraphs (A), (B) and (C)) in connection with an offer or invitation:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(C) £85,307,280 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (A) or (B) so that in total no more than £85,307,280 can be allotted) in connection with an offer by way of a rights issue:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(D) the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting;

Extension of authority to allot ordinary shares to include repurchased shares

23	THAT the authority granted to the directors to allot relevant securities up to a total nominal value of £25,592,184 pursuant to paragraph (A) of resolution 22 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company’s share capital repurchased by the Company under the authority granted pursuant to resolution 27 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 22 exceeding £42,653,640;

Share schemes

24	THAT the Prudential 2013 Savings-Related Share Option Scheme (the Scheme), the principal terms of which are summarised in Appendix 2 to this Notice, and the rules of which are produced to the Meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved, subject to any changes which may be required to obtain HMRC approval under the relevant tax legislation;

Notice of Annual General Meeting 2013        5

25	THAT: (A) the Prudential Long Term Incentive Plan (the LTIP), the principal terms of which are summarised in Appendix 3 to this Notice and the rules of which are produced to the Meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the directors be authorised to do all acts and things which they may consider necessary or expedient to carry the LTIP into effect; and

(B) the directors be and are hereby also authorised to approve schedules to the rules of the LTIP, modifying the rules of the LTIP to apply in any overseas jurisdictions to take account of local tax, exchange control or securities laws, provided that any ordinary shares made available under such schedules are treated as counting against any limits on individual or overall participation in the LTIP;

The Meeting will then consider and, if thought fit, pass the following resolutions as special resolutions:

Renewal of authority for disapplication of pre-emption rights

26	THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 15 of the Company’s Articles of Association the directors be and are hereby authorised to allot equity securities (as defined in section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the directors by Article 15 of the Company’s Articles of Association and/or to sell any ordinary shares held by the Company as treasury shares for cash as if section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2014 and the conclusion of the Annual General Meeting of the Company to be held in 2014 and provided that the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 15(b) is £6,398,046;

Renewal of authority for purchase of own shares

27	THAT the Company be and is hereby generally and unconditionally authorised, in accordance with section 701 of the 2006 Act, to make one or more market purchases (within the meaning of section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company:

(A) such authority to be limited:

(i) to a maximum aggregate number of 255,921,842 ordinary shares;

(ii) by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of:

(a) an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the daily official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(b) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;

in each case exclusive of expenses;

(B) such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2014 and the conclusion of the Annual General Meeting of the Company to be held in 2014, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(C) all ordinary shares purchased pursuant to said authority shall be either:

(i) cancelled immediately upon completion of the purchase; or

(ii) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act;

Notice for general meetings

28	THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

By order of the Board of directors

Alan F. Porter

Group Company Secretary

Prudential plc

Laurence Pountney Hill

London EC4R 0HH

Registered in England and Wales No. 1397169

11 April 2013

6        Notice of Annual General Meeting 2013

Explanatory notes

Resolution 1:

Directors’ Report and Financial Statements for 2012 (the Annual Report)

The business of the Meeting will begin with a resolution to lay before shareholders the Annual Report. Shareholders will have the opportunity to put questions on the Annual Report to the directors before this resolution is proposed to the Meeting.

The Annual Report is available to view on the Company’s website. Shareholders may obtain a copy from the Company’s registrar, Equiniti, by calling 0871 384 2035 and quoting their shareholder reference number which may be found on the Form of Proxy. Copies of the Annual Report are also available for collection from CDP. For further information relating to the Meeting and to view the Annual Report and registrars’ details please refer to the notes set out on pages 10 to 12 of this Notice.

Resolution 2:

Directors’ Remuneration Report

As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2012.

The report is set out in full on pages 113 to 143 of the Annual Report.

Resolution 3:

Declaration of final dividend

Shareholders will be asked to approve the payment of a final dividend of 20.79 pence per ordinary share for the year ended 31 December 2012, as recommended by the directors. If approved, the recommended final dividend will be payable on 23 May 2013 to shareholders on the register of members at the close of business on the record date of 2 April 2013.

Rule 13.66 of the Hong Kong Listing Rules requires the record date for a final dividend to be at least three business days after shareholders’ approval at the general meeting. The effect of Rule 13.66 would significantly delay the payment of the final dividend to the Company’s shareholders. The Company therefore sought, and the Hong Kong Stock Exchange granted, a waiver to the Company on 6 January 2012 from strict compliance with Rule 13.66.

Resolution 4:

Election of Mr Philip Remnant as a director

Shareholders will be asked to elect Mr Philip Remnant as a director following his appointment by the Board with effect from 1 January 2013. Biographical details are included in Appendix 1 to the Notice and in the Annual Report.

Resolutions 5 to 18:

Re-election of directors

In accordance with the provisions of the UK Corporate Governance Code, all incumbent directors will offer themselves for re-election at the Meeting, with the exception of Mr Keki Dadiseth who will retire on 1 May 2013.

Biographical details of all directors standing for re-election are included in Appendix 1 to the Notice and in the Annual Report.

The Board, supported by the work carried out by the Nomination Committee, is actively engaged in succession planning. The Board composition is regularly reviewed to ensure that it retains its effectiveness at all times. As a result of the work carried out over the last year and the evaluation of the effectiveness of the Board and its committees, the Chairman considers that the performance of all of the non-executive directors continues to be effective and that their experience and performance meet the demands of the business in line with the strategy of the Company.

The Board considers all of its non-executive directors to be independent in character and judgement.

The Board recommends the election and re-election of all the directors.

Resolutions 19 and 20:

Re-appointment and remuneration of auditor

Shareholders will be asked to approve the re-appointment of KPMG Audit Plc as the Company’s auditor to hold office until the conclusion of the Company’s 2014 Annual General Meeting and to grant authority to the directors to determine its remuneration.

Resolution 21:

Political donations

The Companies Act 2006 (the 2006 Act), Part 14, restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders’ consent.

The Company has no intention of changing its current practice of not making donations to political parties and will not do so without the specific endorsement of its shareholders. However, the broad definitions used in the 2006 Act make it possible for the normal business activities of the Company, which might not be thought to be political expenditure or donations to political organisations in the usual sense, to be caught. The Company is not seeking authority to make donations to political parties or to independent election candidates and it does not believe there is a real risk of it inadvertently making such donations. The authority is sought principally as a precaution to ensure that the Company’s normal business activities are within the 2006 Act.

Explanatory notes Notice of Annual General Meeting 2013        7

In accordance with guidance issued by the Association of British Insurers this approval is sought on an annual basis.

This resolution, if passed, will renew the directors’ authority, until the 2014 Annual General Meeting to make donations to political organisations, other than political parties, and incur expenditure which might otherwise be caught by the terms of the 2006 Act, up to an aggregate amount of £50,000.

Resolutions 22 and 23:

Renewal of authority to allot ordinary shares

At last year’s Annual General Meeting, shareholders renewed a resolution giving the directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company. That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority. This resolution needs to comply with the requirements of the Hong Kong Listing Rules as a result of the Company’s listing on the Hong Kong Stock Exchange.

Paragraph (A) of resolution 22 authorises the directors to allot ordinary shares or grant rights to subscribe for or convert any security into shares up to an aggregate nominal value of £25,592,184 (representing approximately 511,843,684 ordinary shares in the Company), such amount to be reduced to take into account amounts allotted or granted under paragraphs (B) and (C) of resolution 22. This amount, which is the maximum proportion of share capital directors may allot non-pre-emptively under the Hong Kong Listing Rules, represents approximately 20 per cent of the issued ordinary share capital of £127,960,921 as at 4 April 2013, the latest practicable date prior to the publication of this Notice.

Paragraph (B) of resolution 22 gives directors the authority to make allotments or grant rights to subscribe for or convert any security into ordinary shares which exceed the 20 per cent authority under paragraph (A) of resolution 22 in connection with offers to ordinary shareholders or holders of other equity securities. The Hong Kong Listing Rules do not permit the directors to allot, on a non-pre-emptive basis, shares or rights to shares that would represent more than 20 per cent of the issued ordinary share capital as at the date on which the resolution granting them a general authority to allot is passed. Paragraph (B) of resolution 22 applies these restrictions to the authority of the directors to make allotments exceeding the 20 per cent threshold. The authority sought in paragraph (B) of resolution 22 is up to an aggregate nominal value of £42,653,640 (representing approximately 853,072,807 ordinary shares in the Company), such amount to be reduced to take into account amounts allotted or granted under paragraphs (A) and (C) of resolution 22. This amount represents approximately one-third of the issued ordinary share capital of the Company as at

4 April 2013, the latest practicable date prior to the publication of this Notice, which is in line with guidance issued by the Association of British Insurers.

Paragraph (C) of resolution 22 is proposed to give directors additional authority in the case of a rights issue to allot equity securities in favour of ordinary shareholders up to an aggregate nominal amount equal to £85,307,280, representing approximately 1,706,145,614 ordinary shares, less the nominal amount of any shares issued under paragraphs (A) and (B). This amount (before any reduction) is approximately two-thirds of the issued ordinary share capital of the Company as at 4 April 2013, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued by the Association of British Insurers.

Under Rule 7.19(6) of the Hong Kong Listing Rules, if a proposed rights issue would increase either the issued share capital or the market capitalisation of the Company by more than 50 per cent (on its own or when aggregated with any other rights issues or open offers announced within the previous 12 months), then the issue must ordinarily be made conditional on approval by shareholders in general meeting by a resolution on which the directors (excluding the independent non-executive directors) and their associates must abstain from voting. However, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rule 7.19(6) of the Hong Kong Listing Rules on 4 May 2010 in order to place the Company on an equal footing with other UK listed companies. The waiver has been granted on the basis that:

1	The Company will seek shareholders’ approval at each Annual General Meeting subsequent to the listing of its shares on the Hong Kong Stock Exchange by way of introduction on a rolling basis for the power to allot shares up to two-thirds of the existing issued share capital of the Company in line with the Association of British Insurers guidance explained above;

2	The Company will ensure that the directors (excluding the independent non-executive directors) and their associates will abstain from voting on the relevant resolution in their capacity as shareholders at each Annual General Meeting; and

3	If the Company were to make a further rights issue, the Company would not need to obtain shareholder approval under Rule 7.19(6) of the Hong Kong Listing Rules provided that:

i. the market capitalisation of the Company would not increase by more than 50 per cent as a result of the proposed rights issue; and

ii. the votes of any new directors appointed to the Board since the Annual General Meeting would not have made a difference to the outcome of the relevant resolution at the Annual General Meeting if they had been shareholders at the time and they had in fact abstained from voting.

8        Notice of Annual General Meeting 2013

Explanatory notes continued

Under the Hong Kong Listing Rules the directors are required to seek authority from shareholders to allot shares and grant rights to subscribe for or convert any security into shares pursuant to the Company’s share schemes or those of its subsidiary undertakings. Paragraph (D) of resolution 22 seeks such authority for schemes adopted prior to or on the date of the Meeting.

The directors intend to use the authorities sought under resolution 22 following the exercise of options and awards under the Company’s share schemes. Otherwise, the authorities will give the directors flexibility to issue shares where they believe it is for the benefit of shareholders to do so. This renewed authority, which complies with institutional investment guidelines, will replace the current authority in respect of ordinary shares and will expire at the conclusion of the 2014 Annual General Meeting or, if earlier, 30 June 2014.

As permitted by the Hong Kong Listing Rules, resolution 23 seeks to extend the directors’ authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 22 to include the shares repurchased by the Company under the authority to be sought by resolution 27.

Resolution 24:

Adoption of the rules of the Prudential 2013 Savings-Related Share Option Scheme

The directors consider that it is important that all employees have an opportunity to acquire shares in the Company. Consequently they are seeking your approval at the Annual General Meeting for the introduction of a new HMRC approved savings-related share option scheme for employees of the Company and its subsidiaries. This replaces the 2003 Savings-Related Share Option Scheme which was approved by shareholders in 2003 and which has now expired. The new scheme is substantially the same as the 2003 scheme.

A summary of the Scheme is set out in Appendix 2 to the Notice of Meeting on pages 19 to 20. It is intended that the Scheme will be approved so as to qualify for tax benefits for participants and Group companies.

Newly issued shares would only be used under the Scheme to the extent that they (i) fall within the limits recommended by the Association of British Insurers and (ii) meet the conditions set out in the conditional waiver from strict compliance with note 1 to Rule 17.03(3) granted by the Hong Kong Stock Exchange on 13 March 2013 requiring the total number of options that may be issued under the Scheme, when added to the number of shares or share options issued under any other share option, profit sharing or employee share incentive scheme of the Company, to be limited to 10% of the total number of shares in issue from time to time.

A waiver from strict compliance with note 1 to Rule 17.03(9) of the Hong Kong Listing Rules was also granted on 13 March 2013. Note 1 to Rule 17.03(9) requires that the minimum exercise price of options must not be lower than the higher of (a) the closing price of shares on the date of grant and (b) the average closing price of shares on the five days preceding the date of grant. Pursuant to the waiver granted by the Hong Kong Stock Exchange, the exercise price will be the average market price of shares for three consecutive days determined by the Board and in any event, with a limit of no more than 20% discount of the market price of the shares. The Scheme must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

Resolution 25:

Adoption of the Prudential Long Term Incentive Plan

The Remuneration Committee has carried out a wide-ranging review of executive director remuneration architecture, leading to a number of changes as set out in the Directors’ Remuneration Report. This includes the implementation of a new long-term incentive, which provides greater alignment to Prudential’s business strategy.

The Directors’ Remuneration Report sets out how the Committee intends to operate the new long-term incentive plan.

Newly issued shares would only be used under the LTIP to the extent that they fall within the limits recommended by the Association of British Insurers.

A waiver from strict compliance with Chapter 14A of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 22 March 2013 to allow the Employee Benefit Trust (the EBT) to subscribe for newly issued shares in the Company from time to time for the purpose of satisfying employee share awards under the LTIP. Under the Hong Kong Listing Rules, the trustees of the EBT are technically connected persons of the Company by virtue of the fact that some of the beneficiaries under the Trust are directors of the Company or its subsidiaries.

A description of the principal provisions of the LTIP is set out in Appendix 3 to the Notice of Meeting on pages 21 to 23.

Resolution 26:

Renewal of authority for disapplication of pre-emption rights

At last year’s Annual General Meeting, shareholders passed a special resolution giving the directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of section 561 of the 2006 Act. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of part 18 of the 2006 Act. As at 4 April 2013, the Company held no treasury shares.

Explanatory notes Notice of Annual General Meeting 2013        9

The authority is sought for a maximum nominal value of £6,398,046, representing approximately 127,960,921 ordinary shares in the Company, which is approximately 5 per cent of the total issued ordinary share capital of the Company as at 4 April 2013. As regards rights issues and other pre-emptive issues, the directors believe the mechanics and delay of the procedure under section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. This renewed authority, which complies with institutional investment guidelines, will expire at the conclusion of the 2014 Annual General Meeting or, if earlier, 30 June 2014.

The directors confirm their intention to adhere to the Principles of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities to allot equity securities for cash without offering them first to existing shareholders. These principles provide that usage in excess of 7.5 per cent of the Company’s ordinary share capital within a rolling three-year period should not take place, other than to existing shareholders, without prior consultation with shareholders. The Company confirms that its use of such authorities has not exceeded this 7.5 per cent limit over the last three years.

Resolution 27:

Renewal of authority for purchase of own shares

The directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally. No purchases of shares would be conducted on the Hong Kong Stock Exchange.

Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of £12,796,092 representing 255,921,842 ordinary shares which is approximately 10 per cent of the Company’s issued share capital as at 4 April 2013, at prices not lower than 5 pence per ordinary share and not exceeding the higher of (i) 105 per cent of the average middle market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

The Company may retain any shares it purchases as treasury shares with a view to possible re-issue at a future date or may cancel the shares. If the Company were to purchase any of its own ordinary shares it would consider holding them as treasury shares pursuant to the authority conferred by this resolution. This would enable the Company to re-issue such shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The directors have no immediate plans to exercise this authority which will expire at the conclusion of the 2014 Annual General Meeting or, if earlier, 30 June 2014.

A waiver from strict compliance with Rule 10.06(5) was granted by the Hong Kong Stock Exchange on 4 May 2010. Under Rule 10.06(5), the listing of all shares which are purchased by the Company shall automatically be cancelled upon purchase and the Company must apply for listing of any further issues in the normal way. As a consequence of this waiver, Rule 10.06(5) has been amended such that shares purchased by the Company to hold as treasury shares will remain listed and the listing will not be suspended or cancelled and any subsequent sale of such treasury shares or transfer of such treasury shares pursuant to an employees’ share scheme, for example, shall not, for the purposes of the Hong Kong Listing Rules, constitute a new issue of shares and shall not require a new listing application to be made.

The Company has options and awards outstanding over 14,799,672 ordinary shares, representing 0.6 per cent of the Company’s ordinary issued share capital as at 4 April 2013 (the latest practicable date prior to the publication of this document). If the existing authority given at the 2012 Annual General Meeting and the authority sought by this resolution 27 were to be fully used these outstanding options would represent 0.7 per cent of the Company’s ordinary issued share capital at that date.

Resolution 28:

Notice for general meetings

Changes made to the 2006 Act by the Companies (Shareholder Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increased the notice period required for general meetings of companies to 21 days unless a company offers shareholders an electronic voting facility and shareholders approve a shorter notice period, which cannot, however, be less than 14 clear days.

Prior to the Shareholders’ Rights Regulations, which came into force in 2009, the Company was able to call general meetings, other than its Annual General Meeting, on 14 clear days’ notice without obtaining shareholder approval. Approval was sought and received from shareholders at the last Annual General Meeting and in order to preserve this ability, resolution 28 seeks renewal of the approval for a notice period of 14 days to apply to general meetings. The shorter notice period will not be used as a matter of routine but only where flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole.

Annual General Meetings will continue to be held on at least 21 clear days’ notice.

The approval will be effective until the next Annual General Meeting when it is intended that a similar resolution will be proposed.

10        Notice of Annual General Meeting 2013

Notes to Notice of Meeting

1	Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.

2	Members’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:

•	Completing and returning the enclosed Form of Proxy;

•

For members on the UK register, electronic proxy appointment by logging onto the website of Equiniti, the Company’s registrar, at www.sharevote.co.uk. Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s online portfolio service Shareview, you may submit your proxy vote by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential holding details. Instructions are given on the website;

or

•	If you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 14 May 2013. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on Wednesday 8 May 2013 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited (Computershare Hong Kong), the Hong Kong branch share registrar, by the deadline above.

3	If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the Annual Report please contact Equiniti on 0871 384 2035 or Computershare Hong Kong on + (852) 2862 8555. Calls to Equiniti on this number are charged at 8p per minute, plus network extras. Other telephony provider costs may vary. Please contact +44 121 415 7026 for the Equiniti overseas helpline if you are calling from outside the UK. Lines at Equiniti are open from 8.30am to 5.30pm UK time Monday to Friday. Shareholders on the Irish branch register should contact Capita on +353 1553 0050.

4	To be valid a Form of Proxy or other instrument appointing a proxy must be received by post or by hand (during normal business hours only) at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 14 May 2013 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 14 May 2013. Shareholders who hold their shares on the Irish branch register should return their completed proxies to Capita Registrars (Ireland) Limited, PO Box 7117, Dublin 2, Ireland or by hand (during normal business hours) to Capita Registrars (Ireland) Limited, 2 Grand Canal Square, Dublin 2, Ireland so as to be received no later than 11.00am London time on Tuesday 14 May 2013. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on Wednesday 8 May 2013 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch registrar, by the deadline above.

5	The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Meeting and voting in person if he/she wishes to do so.

6	Any person to whom this Notice is sent who is a person nominated under section 146 of the 2006 Act to enjoy information rights (a nominated person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

Notes to Notice of Meeting Notice of Annual General Meeting 2013        11

7	The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company.

8	To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company’s main UK share register, Hong Kong branch register or Irish branch register as at 6.00pm London time on Tuesday 14 May 2013 (1.00am Hong Kong time on Wednesday 15 May 2013) (or, in the event of any adjournment, 6.00pm London time two days prior to the adjourned meeting). Any person holding an interest in shares through CDP must be registered on CDP’s register as at 5.00pm Singapore time on Wednesday 8 May 2013 (or, in the event of an adjournment, 5.00pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company’s share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

9	As at 4 April 2013 (being the latest practicable day prior to the publication of this Notice) the Company’s issued share capital consists of 2,559,218,241 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 4 April 2013 were 2,559,218,241. The Company does not hold any shares in treasury.

10	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
11	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 11.00am London time on Tuesday 14 May 2013. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

12	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

12        Notice of Annual General Meeting 2013

Notes to Notice of Meeting continued

15	Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

16	Under section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the 2006 Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under section 527 of the 2006 Act to publish on a website.

17	Any member or their proxy attending the Meeting in person or by proxy has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.

18	A copy of this Notice and other information required by section 311A of the 2006 Act, may be found at www. prudential.co.uk/prudential-plc/investors/agminfo/2013

19	The Company will continue its practice of calling a poll on all resolutions at the Meeting. The provisional voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be announced at the Meeting and published on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution and ensures all votes cast either at the Meeting or through proxies are included in the result.

20	You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chairman’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at Laurence Pountney Hill, London EC4R 0HH, the registered office of the Company, on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Meeting, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, from 10.45am on 16 May 2013 until the conclusion of the Meeting:

•	Copies of the service contracts between the Prudential Group and the executive directors;

•	Copies of the terms and conditions of appointment and letters of appointment between the Company and the Chairman and the Company and the non-executive directors;

•	A copy of the rules of the Prudential 2013 Savings-Related Share Option Scheme; and

•	A copy of the rules of the Prudential Long Term Incentive Plan.

The above documents will also be displayed at the offices of Slaughter and May, 47th floor, Jardine House, One Connaught Place, Central, Hong Kong.

Board of directors

As at the date of this document, the Board of directors of the Company comprises:

Chairman:

Paul Victor Falzon Sant Manduca

Executive directors:

Cheick Tidjane Thiam

Nicolaos Andreas Nicandrou

Robert Alan Devey

John William Foley

Michael George Alexander McLintock

Barry Lee Stowe

Michael Andrew Wells

Independent non-executive directors:

Keki Bomi Dadiseth

Howard John Davies

Michael William Oliver Garrett

Ann Frances Godbehere

Alexander Dewar Kerr Johnston

Kaikhushru Shiavax Nargolwala

Philip John Remnant

Lord Andrew Turnbull

Appendix 1 Notice of Annual General Meeting 2013        13

Appendix 1

Biographies of Directors

Paul Manduca

Chairman

Appointments

Board: October 2010

Chairman of the Board: July 2012

Chairman of the Nomination Committee: July 2012

Paul Manduca was the Senior Independent Director prior to his appointment as Chairman. He was also a member of the Audit and Remuneration Committees from October 2010 to June 2012 and a member of the Nomination Committee from January 2011.

Paul was a non-executive director of Wm Morrison Supermarkets Plc (Morrisons) from September 2005 until March 2011. During that time, he was the Senior Independent Director, a member of the Nomination Committee and Chairman of the Remuneration Committee of Morrisons, and prior to that he chaired the Audit Committee of Morrisons. Paul retired as Chairman of JPM European Smaller Companies Investment Trust Plc in December 2012 and was the Chairman of Aon UK Limited until September 2012. He was also a non-executive director and Chairman of the Audit Committee of KazMunaiGas Exploration & Production until the end of September 2012. Paul was the Senior Independent Director and Chairman of the Audit Committee of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Prior to that, he was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul is a member of the Securities Institute, a former Chairman of the Association of Investment Companies from 1991 to 1993, and former member of the Takeover Panel. He is also the Chairman of Henderson Diversified Income Limited. Age 61.

Tidjane Thiam

Group Chief Executive

Appointments

Board: March 2008

Group Chief Executive: October 2009

Tidjane was the Chief Financial Officer from March 2008 until his appointment as Group Chief Executive in 2009.

Tidjane spent the first part of his professional career with McKinsey & Company in Paris and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and later Chairman of the National Bureau for Technical Studies and Development in Cote d’Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company and one of the leaders of their Financial Institutions practice before joining Aviva in 2002. He worked at Aviva until 2008, holding successively the positions of Group Strategy and Development Director, Managing Director of Aviva International, Group Executive Director and Chief Executive Officer, Europe.

Tidjane was a non-executive director of Arkema in France until November 2009. He is a member of the Board of the Association of British Insurers (ABI) and he was appointed as Chairman in July 2012. He is a member of the Council of the Overseas Development Institute (ODI) in London, a member of the Africa Progress Panel chaired by Kofi Annan and a sponsor of Opportunity International. Tidjane is a member of the UK-ASEAN Business Council and of the Strategic Advisory Group on UK Trade and Investment. In January 2012, Tidjane was appointed to the Prime Minister’s Business Advisory Group and has been a member of the European Financial Round Table (EFR) since January 2013. Tidjane was awarded the Légion d’Honneur by the French President in July 2011. Age 50.

Nicolaos Nicandrou ACA

Chief Financial Officer

Appointments

Board: October 2009

Before joining Prudential, Nic Nicandrou worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PricewaterhouseCoopers where he worked in both London and Paris. Age 47.

14        Notice of Annual General Meeting 2013

Appendix 1 continued

John Foley

Group Chief Risk Officer

Appointments

Board: January 2011

John Foley has been Group Chief Risk Officer since January 2011. He joined Prudential as Deputy Group Treasurer in 2000 before being appointed Managing Director, Prudential Capital (formerly Prudential Finance (UK)) and Group Treasurer in 2001. He was appointed Chief Executive of Prudential Capital and to the Group Executive Committee in 2007. Prior to joining Prudential, John spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co Limited where, over a 20-year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 56.

Robert Devey

Executive Director

Appointments

Board: November 2009

Rob Devey has been the Chief Executive of Prudential UK and Europe since 2009. Before joining Prudential, Rob worked at Lloyds Banking Group from 2002, where he held a number of senior leadership roles across insurance and retail banking. Prior to joining Lloyds Banking Group Rob was a consultant with the Boston Consulting Group (BCG) in the UK, US and Europe.

Rob chairs the London Leadership Team of Business in The Community and is also a trustee of the LloydsTSB Foundation for England and Wales. Age 44.

Michael McLintock

Executive Director

Appointments

Board: September 2000

Michael McLintock is the Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999, having joined M&G in 1992. Michael has been a Trustee of the Grosvenor Estate since October 2008 and was appointed as a non-executive director of Grosvenor Group Limited in March 2012. He previously served on the board of Close Brothers Group plc as a non-executive director from 2001 to 2008 and has been a member of the Finance Committee of the MCC since October 2005. Age 52.

Barry Stowe

Executive Director

Appointments

Board: November 2006

Barry Stowe is the Chief Executive of Prudential Corporation Asia, a position he has held since October 2006. Before joining Prudential, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992 to 1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US.

Barry is a member of the Board of Directors of the International Insurance Society and was a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA) from October 2008 to October 2011. He is also a member of the Board of Visitors of Lipscomb University, a member of the Board of Managers of the Hong Kong International School and Chairman of Save the Children (HK) Ltd. Age 55.

Michael Wells

Executive Director

Appointments

Board: January 2011

Mike Wells is President and CEO of Jackson National Life Insurance Company (’Jackson’). Mike has served in a variety of senior and strategic positions at Jackson over the last 15 years, including President of Jackson National Life Distributors. Mike has been Vice Chairman and Chief Operating Officer of Jackson for the last nine years. During this period he has led the development of Jackson’s variable annuity business and been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker dealers. Age 53.

Appendix 1 Notice of Annual General Meeting 2013        15

Non-Executive Directors

Sir Howard Davies

Independent non-executive director

Appointments

Board: October 2010

Chairman of the Risk Committee: October 2010

Audit Committee: November 2010

Nomination Committee: July 2012

Sir Howard is chairman of the Phoenix Group, and a Professor at Institut d’Etudes Politiques (Sciences Po). He is also Chairman of the UK Government’s Airports Commission. He chairs the International Advisory Board of the China Securities Regulatory Commission and is a member of the International Advisory Board of the China Banking Regulatory Commission. He is also an independent director of Morgan Stanley Inc and a Director of the National Theatre. Age 62.

Michael Garrett

Independent non-executive director

Appointments

Board: September 2004

Remuneration Committee: September 2004

Michael Garrett worked for Nestlé from 1961, becoming Head of Japan from 1990 to 1993, and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania. In 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland.

Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group, a think tank and forum for dialogue promoting free trade, from 2001 to 2011. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London, as well as being a member of the Development Committee of the International Business Leaders Forum (IBLF) until stepping down in 2011. Age 70.

Ann Godbehere FCGA

Independent non-executive director

Appointments

Board: August 2007

Chairman of the Audit Committee: October 2009

Risk Committee: November 2010

Nomination Committee: July 2012

Ann was a member of the Audit Committee from 2007.

Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996 Swiss Re acquired Mercantile & General Reinsurance Group and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997 she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group.

Ann is also a non-executive director of British American Tobacco p.l.c., Rio Tinto plc, Rio Tinto Limited, UBS AG, Arden Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriters Limited. From its nationalisation in 2008 until January 2009, Ann was Interim Chief Financial Officer and Executive Director of Northern Rock. Age 57.

Alexander Johnston (Alistair) CMG FCA

Independent non-executive director

Appointments

Board: January 2012

Audit Committee: January 2012

Alistair was a partner of KPMG from 1986 to 2010. He joined KPMG (then Peat Marwick Mitchell) in 1973 and held a number of senior leadership positions. These included Vice Chairman of UK Financial Services and Head of UK Insurance Practice, International Managing Partner – Global Markets and UK Vice Chairman. Latterly he served as a Global Vice Chairman of KPMG from 2007 to 2010.

Alistair acted as a non-executive director of the Foreign & Commonwealth Office from 2005 to 2010 and chaired the audit committee until 2009. He was an Association Member of BUPA until January 2012. Alistair is a member of the Strategy and Development Board and a Visiting Professor at Cass Business School. In February 2012 Alistair was appointed as a Trustee of the Design Museum in London. Age 60.

16        Notice of Annual General Meeting 2013

Appendix 1 continued

Kaikhushru Nargolwala FCA

Independent non-executive director

Appointments

Board: January 2012

Remuneration and Risk Committees: January 2012

Kai Nargolwala was the non-executive Chairman of Credit Suisse Asia Pacific until December 2011, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region.

From 1998 to 2007, Kai worked for Standard Chartered PLC where he was a Group Executive Director responsible for Asia Governance and Risk. His responsibilities included developing strategy and business performance across Asia, as well as strategic merger and acquisition activity. Prior to that, he spent 19 years at Bank of America and from 1990 was based in Asia as Group Executive Vice President and Head of the Asia Wholesale Banking Group. From 2004 to 2007, he was a non-executive director at Tate & Lyle plc and at Visa International, where he served on the Asia Pacific Board.

Kai is currently a non-executive director and lead independent director of Singapore Telecommunications Limited, a member of the Board of the Casino Regulatory Authority of Singapore, a non-executive director of PSA International Pte. Limited, Chairman of the Governing Board of the Duke-NUS Graduate Medical School and a director and Chairman of Clifford Capital Pte. Limited. Age 62.

Philip Remnant CBE ACA

Senior Independent Director

Appointments

Board: January 2013

Remuneration, Audit and Nomination Committees: January 2013

Philip Remnant is a senior adviser at Credit Suisse, a Deputy Chairman of the Takeover Panel, a non-executive director of UK Financial Investments Limited (since 2009) and Chairman of City of London Investment Trust plc (since 2011). He was previously a Vice Chairman of Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. Philip was seconded to the role of Director General of the Takeover Panel, which administers the UK’s code on takeovers and mergers, from 2001 to 2003 and again in 2010. He served on the Board of Northern Rock plc from 2008 to 2010 and from 2007 to 2012 was Chairman of the Shareholder Executive, which manages the relationships between the UK Government and the businesses in which it is a shareholder. Age 58.

Lord Turnbull KCB CVO

Independent non-executive director

Appointments

Board: May 2006

Chairman of the Remuneration Committee: June 2011

Risk Committee: November 2010

Nomination Committee: June 2011

Lord Turnbull was a member of the Remuneration Committee from November 2010, and a member of the Audit Committee from January 2007 to November 2010.

Lord Turnbull entered the House of Lords as a Life Peer in 2005. In 2002, he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970.

Lord Turnbull is a non-executive director of Frontier Economics Limited and The British Land Company PLC. He was formerly Chairman of BH Global Limited until January 2013 and a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011. Age 68.

Appendix 1 Notice of Annual General Meeting 2013        17

Additional information

None of the directors standing for election or re-election has any relationship with any other director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these directors, supplemented by the additional information given below, complies with the disclosure requirements as set out in the Hong Kong Listing Rules. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

On 27 March 2013, Prudential released a press announcement in the following terms:

FSA Final Notices

Prudential plc and its wholly owned subsidiary The Prudential Assurance Company Limited have agreed to settle with the Financial Services Authority (FSA) over issues relating to the attempt to acquire AIA, the Asian subsidiary of AIG, in early 2010. The companies have agreed to pay fines totalling £30 million, in respect of a decision by the FSA that it and the UKLA should have been informed earlier about Prudential’s contemplation of the potential transaction. The Group Chief Executive, Tidjane Thiam, has also agreed to be censured in respect of a decision by the FSA that it should have been informed earlier.

The FSA has confirmed the following in a statement accompanying the Final Notices published today:

‘The investigation was into past events and does not concern the current conduct of the management of the Prudential Group. The FSA accepts that Prudential did consider their obligations in forming their assessment in respect of informing the regulator. Therefore, although the FSA considers that the circumstances of these breaches are serious, the FSA does not consider they were reckless or intentional.’

Paul Manduca, the Chairman of Prudential plc, said: ‘The Board has decided to settle this matter in the best interests of the Group and all its stakeholders. We wish to draw a line under the matter, and to ensure our constructive relationship with our regulators remains good. Tidjane acted at all times in the interests of the Company and with the full knowledge and authority of the Board. The Board wishes to express its satisfaction that all parties have agreed to this settlement.’

‘Prudential works hard to maintain close and positive relationships with its regulators and the Group’s relationship with the FSA continues to be good. The FSA has determined that it should have been informed earlier about the fact we were contemplating the AIA transaction and we regret, with hindsight, not so doing.’

‘Over the past three years, our successful business strategy, led by Tidjane, and fully supported by the Board, has delivered excellent results for customers, shareholders and employees. This was most recently demonstrated by our strong annual results for 2012.’

The reference to the censure of Mr Thiam refers to a statement published the same day by the FSA that he was knowingly concerned in a contravention by The Prudential Assurance Company Limited of Principle 11 of the FSA’s Principles for Businesses (Relations with regulators).

18        Notice of Annual General Meeting 2013

Appendix 1 continued

Additional information continued

Current basic annual fees for non-executive directors are £87,500 with additional fees for ordinary membership or chairmanship of a Board Committee as follows:

	Ordinary
Committee	membership		Chairmanship
Audit	£	25,000	£	70,000
Risk	£	25,000	£	60,000
Remuneration	£	25,000	£	50,000

Paul Manduca is the Chairman of the Company. He receives an annual fee of £600,000, which is an all-inclusive fee. Philip Remnant is the Senior Independent Director of the Company and he receives an annual fee of £50,000 in addition to his Board and Committee fees.

Salary levels for executive directors are reviewed annually by the Remuneration Committee taking account of the latest available market data. Any increases in annual base salary are normally effective from 1 January of the relevant year.

The basic salaries of R A Devey, J W Foley, M G A McLintock, N A Nicandrou, B L Stowe, C T Thiam and M A Wells are £618,000, £628,300, £370,800, £648,900, HK$8,240,000, £1,030,000 and US$1,081,500 respectively.

In addition, the executive directors are eligible to receive a discretionary annual bonus and long-term incentive awards as described more fully in the Directors’ Remuneration Report on pages 114 to 143 of the Annual Report.

Interests in the share capital of the Company

As at 4 April 2013, being the latest practicable date prior to the publication of this document, the directors standing for election and re-election held the following interests in the ordinary share capital of the Company. These interests include shares acquired under the Share Incentive Plan, deferred annual incentive awards and interests in shares awarded on appointment. All interests are beneficial. For further information please refer to the Directors’ Remuneration Report in the Annual Report.

Directors’ interests in shares, options and awards

		Interests
	Interests	in ordinary
	in ordinary	shares under	Option
	shares	option	exercise price	Option exercise periods
H J Davies	3,192	—	—	—
R A Devey	405,086	3,268	£4.658666	1 December 16 – 31 May 17
J W Foley	357,962	2,953	£5.51	1 June 13 – 29 November 13
A F Godbehere	15,914	—	—	—
A D K Johnston	5,000	—	—	—
P V F S Manduca	22,500	—	—	—
M G A McLintock	749,847	—	—	—
K S Nargolwala	16,000	—	—	—
N A Nicandrou	499,286	3,268	£4.658666	1 December 16 – 31 May 17
P J Remnant	2,100	—	—	—
B L Stowe	668,869	—	—	—
C T Thiam	1,281,753	965	£4.658666	1 December 14 – 29 May 15
A Turnbull	16,624	—	—	—
M A Wells	798,778	—	—	—

None of the directors standing for election or re-election has an interest in the Company’s loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

Appendix 2 Notice of Annual General Meeting 2013        19

Appendix 2

Principal provisions of the Prudential 2013

Savings-Related Share Option Scheme

Eligibility

When the Scheme is operated, invitations will be sent to all employees or full-time executive directors who are eligible to participate, namely those who:

•	Are UK taxpayers;

•	Are employed by the Company or any participating subsidiary of the Company; and

•	Have been continuously employed by the Company or a participating subsidiary of the Company for any minimum period set by the directors (up to five years).

In addition, the Board may send invitations to any other employee of the Company or any participating subsidiary of the Company who does not meet those criteria.`

Invitations will normally be made within 42 days of an announcement of the Company’s results (whether for the year or any other period).

Savings contract

If the employee wants to join the Scheme, they must enter into a savings contract under which they agree to save an amount chosen by them within the range determined by the Board and allowed by the legislation – currently between £5 and £250 per month – over a period of three or five years.

Grant of options

The participant is then granted an option over the number of shares in the Company which can be bought, at the exercise price, using the savings under the savings contract and any bonus or interest.

The exercise price of an option may not be less than 80 per cent of the middle-market quotation of a share as derived from the London Stock Exchange Daily Official List for three consecutive dealing days determined by the Board which fall within the period of 30 days (or 42 days, if there is scaling-

down in accordance with the rules of the Scheme) immediately preceding the day on which the relevant option is granted.

Scheme limits

In any 10-year period, not more than 10 per cent of the ordinary share capital of the Company for the time being in issue may be issued or be issuable under the Scheme and any other employees’ share schemes adopted by the Company.

This limit does not include options which have lapsed and treasury shares will be treated as newly issued for these purposes.

The maximum share entitlement of each participant under the Scheme for each option granted is limited to the total savings and any bonus or interest accumulated under that participant’s savings contract, divided by the exercise price. The maximum number of shares issued or issuable under the Scheme to each participant would not exceed 1 per cent of the issued share capital of the Company in any 12-month period.

Exercise of options

An option may normally only be exercised during the six-month period following the maturity date of the related savings contract. However, early exercise of an option would be allowed if the participant ceases to be employed by the Company for reasons such as ill health, retirement, death or redundancy. If the participant ceases to be employed for other reasons, their options will normally lapse. Options may also be exercised in the event of a takeover, reconstruction, amalgamation or voluntary winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company). Options will automatically lapse if the Company is wound up otherwise than on a voluntary winding-up. Exercise of the options does not depend on any performance conditions. Under the Hong Kong Listing Rules, an option period cannot be longer than 10 years from the date the option is granted.

Except as described above, there is no provision in the rules for the cancellation of options granted but not exercised.

Where options become exercisable early, they can only be exercised using an amount equal to the savings made under the savings contract to the date of exercise plus any interest or bonus.

20        Notice of Annual General Meeting 2013

Appendix 2 continued

Amendments to the Scheme

The Board can amend the Scheme in any way but shareholder approval will be required to amend certain provisions to the advantage of option holders. These provisions relate to: eligibility, individual and scheme limits, exercise price, rights attaching to options and shares, and adjustment of options on variation in the Company’s share capital.

Any change to the authority of the Board or scheme administrators in relation to any alteration to the terms of the Scheme must also be approved by the Company’s shareholders in a general meeting.

The Board can amend the Scheme without shareholder approval:

•	To obtain or maintain HMRC approval for the Scheme;

•	If the amendment is a minor amendment to benefit the administration of the Scheme; or

•

To comply with or take account of the provisions of any proposed or existing legislation or to take advantage of any changes to the legislation or to obtain or maintain favourable taxation treatment of the Company and any of its subsidiaries or any participant, provided that such amendments or additions do not affect the basic principles of the Scheme.

Alterations to the Scheme must also be in compliance with Chapter 17 of the Hong Kong Listing Rules.

The Board or the Company in general meeting can terminate the Scheme early. If they do, no further options will be granted but any previously granted will continue in effect.

Required disclosure about value of options

The Hong Kong Listing Rules encourage disclosure of the value of all options which may be granted under the Scheme, using a Black-Scholes or similar option pricing model, as if they had been granted on the date of the AGM. The Board considers that such a disclosure would not be meaningful and may be misleading to shareholders because most of the variables on which such a valuation would depend cannot be determined in any realistic way by reference to an assumed grant date. Those variables would include the exercise price, the level of savings by participants and assumptions about the Company.

Trustees of the Scheme

There are no trustees nor any trust of the Scheme.

The purpose of the Scheme

The savings contract will mature three or five years after its commencement and an option may normally only be exercised during the six-month period following the maturity date. The purpose of the Scheme is to incentivise and retain individuals. Requiring an option to be held until the maturity date of the savings contract serves this purpose since options automatically lapse upon the cessation of a participant’s contract for services unless such cessation occurs under certain specified circumstances. The Scheme benefits not only the participants but also the Company, which benefits from wider share ownership and creating greater alignment amongst its shareholders and employees. Offering an exercise price which is up to a 20 per cent discount to the market price is a long-term incentive to encourage loyalty.

General

No further options may be granted under the Scheme after the tenth anniversary of its approval by shareholders.

Options will not be transferable and, except where exercise is permitted following the death of the option holder, may only be exercised by the persons to whom they were granted. Options do not carry any rights to vote or dividends. Options become exercisable for two months on a voluntary winding-up of the Company.

Any shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

The Board can adjust the exercise price and/or the number of shares under option following rights issues, a capitalisation of profits or reserves, and any consolidation, sub-division or reduction of capital.

Options are not pensionable.

Appendix 3 Notice of Annual General Meeting 2013        21

Appendix 3

Principal provisions of the Prudential

Long Term Incentive Plan

Eligibility

Any employee of the Prudential Group, (including any executive director of the Company) is eligible to participate in the LTIP although it is anticipated that participation will be aimed at executives and senior managers. The Remuneration Committee will be responsible for the basis of participation under the LTIP by the executive directors of the Company. Participation will otherwise be determined by the remuneration committee of the relevant business in which an employee works. The majority of the members of these committees are not employees of the business unit and individuals are never present when their own remuneration is discussed.

Administration

The policy for the grant of any award will be established by the Remuneration Committee, which will have oversight of the operation of the LTIP, as well as determining the awards to be made to executive directors of the Company. The Board may delegate the administration of the LTIP and its operation in respect of other participants to any other duly authorised remuneration committee. In this summary, the term ‘the Committee’ will refer to the relevant administering body in relation to the participant.

Grant of awards

Awards may be granted in the period of 42 days following:

•	The date of approval of the LTIP at the Annual General Meeting, and thereafter:

•	The date of the Company’s announcement of its results (whether for the year or any other period);

•	Any day on which the Committee resolves that exceptional circumstances exist which justify the grant of an award; or

•	The date of the lifting of any applicable restrictions, including those under the Model Code for transactions in securities and the Company’s own share dealing code.

No awards may be granted later than 10 years after the approval of the LTIP by shareholders.

Awards will be over ordinary shares or ADRs in the Company (Shares) and may take the form of:

•	A conditional right over Shares; or

•	A restricted right over Shares where the restrictions mirror the conditions applicable to a conditional right.

Awards may be satisfied by newly issued Shares, Shares transferred from treasury or Shares purchased in the market and held by the Prudential Employee Benefit Trust (the EBT) or any other employee share benefit trust established by the Company.

A waiver from strict compliance with Chapter 14A of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 22 March 2013 to allow the EBT to subscribe for newly issued shares in the Company from time to time for the purpose of satisfying employee share awards under the LTIP. Under the Hong Kong Listing Rules, the trustees of the EBT are technically connected persons of the Company by virtue of the fact that some of the beneficiaries under the Trust are directors of the Company or its subsidiaries.

Awards under the LTIP are not pensionable nor transferable (other than on death). No payment will be required for the grant of an award.

Vesting period

An award shall not vest prior to the end of its vesting period, which will normally be three years from its date of grant, unless a later anniversary has been specified on grant or the period is shortened in accordance with the rules, for example, as a result of a change of control or cessation of employment. No award may vest later than the tenth anniversary of its date of grant.

Performance conditions

Awards will vest subject to the satisfaction of performance conditions selected by the Committee which will determine the extent to which the awards will vest at the end of the vesting period. Details of the applicable performance conditions will be included in the award grant documentation. The period over which performance conditions will be measured shall not be less than three years and will normally start on the first day of the financial year in which the award is made.

The performance conditions will be selected to reward the delivery of stretching levels of performance, the achievement of the Company’s objectives and the creation of superior shareholder value.

For 2013, awards to executive directors will vest depending on the achievement of IFRS operating profit objectives and relative Total Shareholder Return performance. Further information on the performance conditions is set out in the Directors’ Remuneration Report.

The performance conditions may be varied if the circumstances prevailing when the award was granted which were relevant to the performance conditions have subsequently changed but not so as to make the achievement of the performance conditions any more or less demanding to satisfy.

22        Notice of Annual General Meeting 2013

Appendix 3 continued

Individual limits

The maximum value of Shares which may be put under award in respect of any financial year is 400 per cent of basic salary.

For employees based in the US or another jurisdiction the Committee determines to be appropriate, the maximum value of Shares which may be put under award in respect of any financial year is 550 per cent of basic salary.

In each case, the market value of the Shares used to determine the individual limit will be the average of the middle market quotation for a Share as derived from the Daily Official List of the London Stock Exchange (or from any other stock exchange on which the Shares are listed) over the period of three consecutive Dealing Days immediately preceding the date on which the award is made, or at the discretion of the Remuneration Committee, the middle market quotation or the closing price of a Share as so derived on or the day before the date of grant.

Grant of award on recruitment

The Remuneration Committee will have the discretion to grant an award to an employee who has, as a result of accepting employment with a member of the Prudential Group, forfeited incentive awards made by his previous employer, so as to replicate, as far as possible, the terms of any forfeited incentive award (the ‘Forfeited Award’). Such an award shall:

•	Not exceed the value of the Forfeited Award;

•

Not exceed the individual limit under the LTIP (taking into account the maximum value of Shares put under any award under the LTIP granted in the same financial year as the award replacing the Forfeited Award);

•

Be subject to performance condition(s) selected by the Remuneration Committee and appropriate to the Prudential Group, measured over such period which the Remuneration Committee determines, having regard to the performance period of the Forfeited Award; and

•	Have a vesting date which the Remuneration Committee determines, having regard to the vesting date of the Forfeited Award.

Dilution limits

The maximum number of new issue Shares that may be allocated under the LTIP must not exceed the following limits:

•

In any 10-year period, the aggregate number of new issue shares allocated under the LTIP, when added to the number of new issue Shares allocated under all other employee share plans operated by the Company must not exceed 10 per cent of the issued ordinary share capital of the Company from time to time; and

•

In any 10-year period, the aggregate number of new issue Shares allocated under the LTIP, when added to the number of new issue Shares allocated under all other discretionary employee share plans operated by the Company must not exceed 5 per cent of the issued ordinary share capital of the Company from time to time.

Treasury Shares will be treated as newly issued for the purposes of these limits.

Leaving employment

A participant’s award will normally lapse unless he or she has remained in employment with the Group until the end of the vesting period.

However, if a participant leaves employment before the end of the vesting period as a result of:

•	Injury or disability;

•	Retirement; or

•	The company or business for which he or she works being sold out of the Group,

the award will not lapse but will continue, subject to the rules of the LTIP and will vest at the end of its original vesting period, to the extent that the applicable performance conditions have been met and with a pro rata reduction of the number of Shares to reflect the period between the date of grant and the date of the cessation of employment, unless the Committee decides otherwise. If it determines that an award may vest after the cessation of employment but before the end of the vesting period, it shall have discretion to determine the extent to which the award will vest, having regard to the performance conditions at the relevant time and the period of time that has elapsed between the date of grant and the date of cessation of employment.

If a participant’s employment ceases because of death, the award will vest when the Committee has been notified of this. The Committee will have the discretion to determine the extent to which the award should vest, having regard to the extent to which it considers the performance conditions have been met and the period of time which has elapsed between the date of grant and the date of death.

If a participant’s employment ceases in circumstances which entitle his employing company to dismiss him summarily under his employment contract, his awards shall lapse on the date of the termination.

The Committee has the discretion to determine that an award will not lapse on a participant leaving employment for any reason not referred to above. If so, it may determine the timing of and the extent to which an award may vest, having regard to the extent to which it considers the performance conditions have been met and the period of time which has elapsed between the date of grant and the date of cessation of employment.

Notice of Annual General Meeting 2013        23

Dividend equivalents

Participants will normally be entitled to the value of reinvested dividends that would have accrued on their vested shares between the date of grant and the end of the vesting period of the award, unless at the time of an award the Committee determines otherwise.

Corporate transactions

In the event of a general offer for the Company or a reconstruction (not being an internal reorganisation) or a winding up of the Company, the awards may vest to the extent determined by the Remuneration Committee having regard to the extent to which it considers the performance conditions have been met, the period of time which has elapsed between the date of grant and the date of the relevant event, and any other matter which the Remuneration Committee considers relevant.

As an alternative to vesting, awards may be exchanged for new awards of shares in the acquiring company on a comparable basis.

Variations in share capital

Awards may be adjusted at the discretion of the Remuneration Committee, if there is a variation in the share capital of the Company, such as a rights or bonus issue, if such a variation is considered by the Remuneration Committee to affect the value of the awards.

Rights attaching to Shares

Shares allotted or transferred under the LTIP will rank equally with all other ordinary shares of the Company for the time being in issue (except for rights attaching to such Shares by reference to a record date prior to the date of transfer or issue). The Company will apply for the listing of any new Shares allotted under the LTIP.

Amendments

The LTIP may at any time be altered by the Remuneration Committee. However, any alterations to the rules governing:

•	Eligibility;

•	Limits on participation and the number of new Shares or treasury Shares available under the LTIP;

•	The rights attaching to awards and Shares; and

•	The adjustment of awards on a variation in the share capital of the Company;

which are to the advantage of participants must be approved in advance by shareholders in general meeting, unless the alteration or addition is minor in nature and/or made to benefit the administration of the LTIP, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Group companies.

The Remuneration Committee shall not make any amendment that would abrogate or materially affect adversely the existing interest of participants except with their prior consent.

Prudential plc

Registered office

Laurence Pountney Hill

London EC4R 0HH

For information, visit

www.prudential.co.uk

Registered in England and Wales 1397169